February 6, 2009

VIA EDGAR AND BY OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the fiscal year ended December 31, 2007
Filed March 26, 2008 File #1-133805

Dear Mr. Cash:

On behalf of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 3, 2009. For the convenience of the Staff, each Staff comment is followed by the Company’s response to that comment.

Form 10-Q for the quarterly period ended June 30, 2008

MD&A, Assets Under Management and Fund Performance, page 29

Results of Operations, page 31

1.	We note your response to prior comment one in our letter dated December 18, 2008 and appreciate the additional disclosures that you intend to present. In future filings, please ensure that the roll-forward under Assets Under Management or the related narrative disclosures quantify and discuss changes in your assets under management on a gross basis. Also, we continue to believe that your disclosure under Results of Operations should include more specific quantified information regarding the impact that changes in assets under management and fund performance had on revenues. In this regard, please revise future filings to quantify the impact of each such factor when discussing current period results.

The Company will continue to present a roll-forward of its assets under management to quantify changes related to net capital flows and performance. The Company believes that a presentation of capital flows on a gross basis is not meaningful to an understanding of the Company’s results of operations because management fees are calculated based on the Company’s total assets under management as of the first day of a calendar quarter. As a result, the effect of capital flows on management fees is best determined by a presentation of capital flows on a net rather than a gross basis. The Company respectfully advises that it is industry standard for asset managers to show changes in assets under management related to capital flows on a net rather than gross basis. The Company undertakes, however, to

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February 6, 2009

continue to provide narrative disclosures in its future filings about unusual and material changes in capital flows on an estimated gross basis consistent with the requirements of Item 303 of Regulation S-K and the Staff’s interpretations thereof.

To address the second part of the Staff’s comment, the Company respectfully advises the Staff that it has not provided specific quantified information regarding the impact on revenues resulting from capital flows and fund performance because it does not produce such information for any purpose and does not believe such information is necessary for an understanding of the Company’s business as a whole. The Company believes its disclosures relating to changes in management fees, including its proposed disclosures (set forth in the Company’s response to comment one of the Staff’s letter dated December 18, 2008) about future trends in management fees, are consistent with the (i) Staff’s views that the MD&A section should discuss the business and results of operations consistent with the way the Company’s management views and assesses the business and its results of operations and (ii) requirements of Item 303(a)(3) of Regulation S-K.

In this regard, neither the Company’s executive management team nor its Board of Directors has reviewed, prepared or requested the preparation of specific quantified information regarding the impact on management fee revenues resulting from capital flows and fund performance to assist them in performing their duties or assessing or analyzing the Company’s business, results of operations or prospects. Rather, the Company’s primary focus and means of assessing the performance of the business and results of operations is on the total amount of assets under management and how and why it changes from period to period, whether due to capital flows and/or fund investment performance. Management does not consider how capital flows and fund performance separately impact management fees in managing the business or assessing the Company’s results of operations or prospects.

Management fees are a by-product of the total amount of assets under management. Accordingly, the Company manages the business to sustain and grow assets under management. As a result of this philosophy, management focuses first on fund performance as positive investment performance generates additional assets under management and attracts additional capital that increases assets under management, with negative investment performance generally having the opposite impact. Management also focuses on its relationships with fund investors to help enhance its understanding of fund investor capital flows. To assess the Company’s performance and possible trends impacting its business, management’s focus is therefore primarily on the reasons for the amount and direction of changes in assets under management. In maintaining this focus, management believes it is able to most effectively assess its business, results of operations and prospects as total assets under management is the sole driver of management fees. A review of the specific quantitative impact of flows and performance on quarterly management fees does not assist management in making these assessments.

Furthermore, the equity analysts who write independent research on the Company for the benefit of investors have not requested that the Company provide specific quantified information regarding the separate impact on management fees resulting from net capital flows and fund investment performance. Nor have the equity analysts sought to model this information independently. Instead, the equity analysts perceive total assets under management and the combined impact of net capital flows and fund investment performance

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February 6, 2009

on management fees to be most significant in analyzing the Company’s business and developing estimates of the Company’s financial performance.

Because neither the Company, the equity analysts who cover the Company nor the Company’s shareholders view the requested quantitative information to be meaningful or useful to an understanding of the Company’s business as a whole, its results of operations or its prospects, the Company does not believe that investors would view such information to be meaningful or useful. For these reasons, the Company respectfully advises the Staff that it does not believe that the limited utility of the requested information would justify the Company’s expenditure of the resources required to provide the requested information.

As to management fee rates, the Company undertakes to continue to provide narrative disclosures about any material changes in average management fee rates, including as a result of changes in non-fee paying assets under management, and the impact such changes would have on the Company’s results of operations and prospects.

2.	We reviewed your response to prior comment three in our letter dated December 18, 2008. As previously requested, please revise future filings to quantify: the amount of taxable income/(loss) generated during the most recent annual period; the amount of taxable income needed to be generated over the next 15 years to fully realize the deferred tax assets; and the material assumptions underlying the estimates of future taxable income. Based on your projected disclosures, we note that your estimates of future taxable income are based on long-term projections for your business and on your historical experience and near-term operating budgets, with less weight given to projections for years further into the future. Given your recent historical experience, including losses and potential future losses, it is not clear to us if or how these factors impacted your analysis or why you believe it is more likely than not that your deferred tax assets will be realized. Please explain further.

The Company respectfully informs the Staff that while the Company reported net losses on a U.S. GAAP basis in 2007 and 2008, and expects to continue to report a net loss through 2012, it generated income on a tax basis over these periods. The Company’s GAAP net loss was primarily due to Reorganization expenses, allocations to non-equity partners and profit sharing expense, each of which are permanent differences for tax purposes. Accordingly, the Company’s projections of future taxable income do not take into account these expenses.

In light of the Staff’s comment, the Company undertakes to clarify its disclosure with regards to these permanent differences. In addition, the Company intends to disclose in future filings the amount of taxable income generated in 2008, and the amount of taxable income that would need to be generated in order to realize the deferred tax asset substantially as follows. With respect to the assumptions about positive growth in assets under management that underlie our expectations of future taxable income, the Company respectfully advises the Staff that even without positive growth in current assets under

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management, the Company would expect to generate taxable income. Changes from the Company’s response to the Staff’s December 18, 2008 comment letter are underlined below.

Critical Accounting Policies and Estimates

Income Taxes

We use the asset and liability method of accounting for deferred income taxes pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases.

Under SFAS 109, a valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. As of December 31, 2008, the Company’s determination of whether it is more likely than not that deferred tax assets will be realized was based solely on management’s estimates of future taxable income. Our estimates of future taxable income are based on long-term projections for our business and assets under management, including heavy reliance on projections of fund investment performance and fund investor flows that, in turn, are based on our historical experience and near-term operating budget. Gradually less weight is given to projections for years further into the future.

Any significant changes in assets under management, whether as a result of changes in fund performance and fund investor inflows and/or redemptions, may have a material impact on management’s projections and conclusions regarding the ability to realize the deferred tax asset. Management reviews and updates its projections and conclusions, including the assumptions underlying the projections and conclusions, on a regular basis. Actual taxable income and income taxes could vary from these estimates due to differences in actual results from projected results, future changes in income tax law, state income tax apportionment or the outcome of any review of our tax returns by the taxing authorities.

Substantially all of our deferred tax asset relates to the goodwill and other intangible assets deductible for tax purposes by Och-Ziff Corp that arose in connection with the purchase of Och-Ziff Operating Group A Units from our founding owners with proceeds from the Offerings and from subsequent payments to our founding owners made under the tax receivable agreement. In accordance with relevant provisions of the Internal Revenue Code, we expect to take these deductions over the 15-year period following the Offerings. As a result, our analysis of whether we will have sufficient future taxable income to realize these deductions is based solely on estimates of taxable income over the period we expect to take these deductions, including any loss carry forward periods available to us. Och-Ziff Corp generated taxable income in the amount of $[•] million before taking into account deductions related to the amortization of the goodwill and other intangible assets. Och-Ziff Corp will need to generate taxable income in the amount of $[•] billion over the next 15 years and any loss carry forward periods available to us, in order to fully realize the deferred tax asset. In this regard, Reorganization expenses, allocations to non-equity partners and profit sharing expenses are considered permanent differences between our tax basis and

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February 6, 2009

U.S. GAAP basis of accounting, and therefore, do not impact taxable income. Accordingly, while we reported net losses on a U.S. GAAP basis in 2007 and 2008, and expect to continue to report a net loss through 2012, we generated income on a tax basis during 2007 and 2008 and, assuming positive growth in assets under management, at a rate that is conservative as compared to historical growth rates, and general maintenance of historical expense ratios, expect to generate income on a tax basis through 2012 and over the period for which projections have been prepared.

Based on current projections of taxable income, we have not established a valuation allowance with respect to our deferred tax asset related to the goodwill and other intangible assets deductible for tax purposes because, as of December 31, 2008, we determined that our estimated future taxable income would be sufficient to realize the deferred tax asset. We have, however, determined that we may not realize certain deferred tax credits related to our state income taxes. Accordingly, a valuation allowance in the amount of $[•] million has been established for these credits.

* * * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please call the undersigned at (212) 790-0160.

Very truly yours, OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel Frank
By: Title:	Joel Frank Chief Financial Officer, Executive Managing Director and Director

cc:	Securities and Exchange Commission

Tricia Armelin

Anne McConnell

Och-Ziff Capital Management Group LLC

Jeffrey C. Blockinger